UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Antares Private Credit Fund

Address of Principal Business Office:	320 S. CANAL STREET, STE 4200
CHICAGO, IL 60606

Telephone Number:	(312) 638-4117

Name and Address of Agent for Service of Process:	Corporation Service Company
251 Little Falls Dr.,
Wilmington, Delaware 19808

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 5th day of November, 2024.

ANTARES PRIVATE CREDIT FUND

/s/ Vivek Mathew
Name: Vivek Mathew
Title: President and CEO

Attest:	/s/ Andrew Packer
Name: Andrew Packer
Title: Secretary